FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE SEPTEMBER 2nd, 2014

1.             DATE, TIME AND PLACE: On the 2nd day of September 2014, at 10 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.             CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Caio Machado Filho.

3.             CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana were present.

4.             AGENDA: (i) Approval of the twelfth (12th) issuance of simple debentures, not convertible into shares, unsecured, issued in a sole series, of the Company, in the total amount of nine hundred million Brazilian Reais (R$900,000,000.00), which shall be subject to public distribution with restricted placement pursuant to CVM Instruction number 476, of January 16, 2009, as amended (“Issue”, “Debentures”, “Restricted Offering”, e “CVM Instruction 476/09”, respectively); (ii) Authorize the Company’s Board of Executive Officers to carry out all acts necessary for the realization, formalization and improvement of the Issue and the Restricted Offering, especially, but not limited to (a) hiring financial institutions duly authorized to operate in the capital market to perform the placement of the Debentures under the Restricted Offering, (b) engagement of other service providers on the Issue and the Restricted Offering, such as fiduciary agent (“Fiduciary Agent”), the agent bank, bookkeeper and legal advisors, and (c) signing the indenture of debentures’ issuance (“Indenture”) and the agreement for public distribution of the Debentures;

5.             RESOLUTIONS: After the meeting was convened, the Board Members examined the items in the agenda and resolved as follows:

5.1.         Approval by unanimous decision, and in accordance with recommendation of the Financial Committee by means of a meeting held at this date, of the 12th Issuance of simple debentures, not convertible into shares, unsecured, issued in a sole series, of the Company, in the total amount of nine hundred million Brazilian Reais (R$900,000,000.00), for public distribution with restricted placement efforts in accordance with CVM Instruction no. 476/09 which shall have the following terms and conditions:

(a) Total Issuance Amount: R$900 million, on the Issuance Date (as defined below);

(b) Issuance Date: For all legal purposes, the issuance date of the Debentures (as defined below) will be September 12, 2014 (“Issuance Date”);

(c) Issuance Number: The Issuance represents the 12th issuance of debentures of the Company;

(d) Face Value: The Debentures (as defined below) will have a face value of R$1,000.00  (one thousand Reais) on the Issuance Date (“Face Value”);

(e) Number of Debentures: 900,000  (nine hundred thousand) debentures will be issued (“Debentures”);

(f) Series: The issuance will be performed in a single series;

(g) Species: The Debentures will be unsecured, according to Article 58 of Law No. 6.404 of December 15, 1976, as amended (“Corporations Law”);

(h) Term and Maturity Date: The Debentures will have a sixty (60) months term counted from the Issuance Date, therefore, maturing on September 12, 2019 (“Maturity Date”);

(i) Convertibility and Form: The Debentures will be simple, non-convertible into shares of the Company, without issuance of certificates;

(j) Use of Proceeds: The funds raised through the public placement of the Debentures will be used to enhancing the working capital of the Company´s activities related to agribusiness, thus understood as the business concluded between the Company and rural producers or their cooperatives, related to production, trade, processing or manufacturing of agricultural products, specifically related to fruits, vegetables, dairy, poultry and meat in such way to allow the Debentures to be eligible to ballast a future issuance of Agribusiness Commercial Bills;

(k) Amortization: The Face Value will be paid in 2 (two) tranches, each tranche equivalent to 50% (fifty percent) of the Face Value on the Issuance Date, the first tranche being due on September 12, 2018 and the last tranche being due on the Maturity Date;

(l) Interest: The Face Value will not be subject to monetary adjustments. From the date of the first subscription and payment of the Debentures (“Date of First Subscription and Payment”), the Debentures will be entitled to an interest equal to 107% (one hundred and seven percent) of the accumulated variation of the daily average rate of DI – Interbank Deposits (DI – Depósitos Interfinanceiros) of one day “over extra grupo” on a 252 (two hundred and fifty two) days basis, daily calculated and published by CETIP in the daily bulletin on its website (http://www.cetip.com.br), accrued on the Face Value or the Face Value balance, under the terms defined in the Indenture (“Interest”);

(m) Payment of Interest: The Interest will be payable semiannually, from the Issuance Date, with the first payment of the Interest due on March 12, 2015 and the last payment of Interest due on the Maturity Date (“Interest Payment Dates”);

(n) Distribution Plan: The Debentures will be object of a Restrict Offer exclusively to qualified investors, as defined under the terms of the Article 109 of the Instruction CVM no. 409/04, as amended, and Article 4 of the Instruction CVM 476;

(o) Placement: The Restricted Offer will be held under firm guarantee for the placement of all Debentures;

(p) Placement and Trading: The Debentures will be registered for (a) public placement in the primary market through the Módulo de Distribuição de Ativos, managed and operated by CETIP S.A. – Mercados Organizados (“CETIP”), being the placement paid through CETIP; and (b) negotiating in the secondary market through CETIP21 – Títulos e Valores Mobiliários, managed and operate by CETIP, being the negotiations of the Debentures financially settled and the Debentures electronically held in CETIP;

(q) Subscription Price: The Debentures will be subscribed by its Face Value on the Date of First Subscription and Payment or the Face Value plus Interest, calculated on a pro rata temporis basis from the First Subscription and Payment Date until the date of the actual subscription and payment in later dates;

(r) Form of Payment: The Debentures will be paid in cash in local currency upon subscription, in accordance with the procedures adopted by CETIP;

(s) Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

(t) Acceleration: Subject to the terms and conditions to be set forth in the Indenture, the Trustee shall declare the acceleration of all obligations related to the Debentures and require, by writing notice, the immediate payment by the Company of the Face Value of the Debentures or the Face Value balance of the outstanding Debentures plus applicable Interest calculated on a pro rata temporis basis from the First Subscription and Payment Date or the preceding Interest Payment Date until the date of the actual payment, regardless of any notice, judicial or extrajudicial notification to the Company subject, as applicable, the late payment charges and any other amounts owed by the Company under the Indenture, upon the occurrence of any of the following events of default:

(i)	Company’s liquidation, dissolution, filing for voluntary bankruptcy or bankruptcy not suppressed in the legal period, adjudication of bankruptcy or any similar procedure to be created by law;

(ii)	proposition, by the Company, of extrajudicial recovery plan to any creditor or group of creditors, irrespective of a judicial approval for such plan being requested or obtained, or filing, by the Company, of a request for judicial recovery in the courts, irrespective of the approval of the recovery process or its granting by the competent court;

(iii)	noncompliance by the Company with any pecuniary obligation set forth in the Indenture;

(iv)

protests of notes against the Company, except those made due to error or bad faith of a third party, in an amount of which, individually or in the aggregate, is higher than thirty million Reais (R$30,000,000.00), except for the protests in regard to the Company can prove, within fifteen (15) business days from the protest notice, that (i) it was cancelled, halted or suspended, or (ii) warranties were presented in court in a minimum amount equivalent to the protested debts;

(v)	noncompliance by the Company of any non-pecuniary obligations set forth in the Indenture, which is not remedied within five (5) business days counted from the written notice forwarded by the Fiduciary Agent to the Company accordingly;

(vi)	non-compliance with the obligation to allocate the funds raised through the Debentures, as set forth by Clause 3.6 of the Indenture;

(vii)

default of the Company or its affiliates of any financial debt in an amount, individually or in the aggregate, equal to or higher than thirty million Reais (R$30,000,000.00), or its equivalent in other currencies, considering its applicable cure period, or, if there is no cure period, in the event such default is not cured within five (5) business days counted from the default;

(viii)	acceleration of any debt and/or obligation of the Company or of any of its subsidiaries which arises from bank loans and/or debt securities of the Company, in an amount, individually or in the aggregate, equal to or higher than thirty million Reais (R$30,000,000.00), or its equivalent in other currencies;

(ix)	the declarations and warranties granted by the Company in the Indenture prove to be substantially false, inaccurate or misleading;

(x)	noncompliance of any condemnatory judicial decision, dully res judicata, or final arbitral decision against the Company, in an amount, individually or in the aggregate, higher than thirty million Reais (R$30,000,000.00), or its equivalent in other currencies within ten (10) business days from the established date of compliance;

(xi)	spin-off, merger or incorporation of the Company into another company, without the prior express authorization of the debenture holders, according to the resolution quorum set forth in the Indenture, except if the spin-off, merger or incorporation complies with the requirements of Article 231 of the Brazilian Corporation Law;

(xii)	incorporation of shares and/or transfer of the Company’s shareholding control to third parties, except for any transfer of interest among the Company’s current controlling parties;

(xiii)	change of the Company’s business purpose in such a way that its main activity is no longer the food trade;

(xiv)	transformation of the Company into a limited-liability company; and

(xv)

the non maintenance, by the Company, while the Debentures are in full force and circulating, of the following financial covenants which shall be calculated on a quarterly basis, based on the twelve (12) preceding months to the respective measurement date as described on the consolidated financial statements of the Company, being the first measurement made on September 30, 2014:

(a)   Consolidated Net Debt not higher than the Equity; and

(b)   Ratio between the Consolidated Net Debt and the Consolidated EBITDA less or equal to 3.25 (three and twenty five hundredths).

For purposes of item “(xv)” above, as defined in the Indenture (i) “Consolidated Net Debt” means the total debt of the Company (short and long terms loans and financings, including debentures and promissory notes), minus the amount of available cash and amounts of receivable accounts, with a 1.5% (one point five percent) deferral, arising from sales paid with credit card, food stamps and multiple benefits programs; and (ii) “Consolidated EBITDA” means the gross profit, deducted the operating expenses incurred, excluding depreciation and amortization, plus other recurring operating incomes over the last four (4) quarters covered by the most recent consolidated financial statements made available by the Company, prepared in accordance with the accounting principles generally accepted in Brazil.

(u) Optional Early Redemption: The Debentures may be redeemed at any time after the First Subscription and Payment in Full Date at the Company’s discretion, by sending a notice to all Debenture holders with a copy to the Trustee or publishing a notice to the Debenture holders under the terms of the Indenture (“Early Redemption”). The Early Redemption will be admitted upon payment of the Face Value or Face Value balance plus: (a) the Interest, calculated on a pro rata temporis basis from the First Subscription and Payment Date or the preceding Interest Payment Date, as applicable, until the effective date of the Early Redemption, as well as a fine and a default interest, if any; and (b) a premium calculated on the Face Value or balance of the Face Value plus Interest, according to the amount set forth herein. A partial Early Redemption of the Debentures will not be admitted; and

Period of Optional Early Redemption	Price for Early Redemption
From the date of First Subscription and Payment in Full until 09.12.2015	0,58%
From 09.13.2015 until 09.12.2016	0,49%
From 09.13.2016 until 09.12.2017	0,39%
From 09.13.2017 until 09.12.2018	0,29%
From 09.13.2018 until Maturity Date	0,25%

(v) Optional Extraordinary Amortization: The Debentures may be extraordinarily paid at any time after the date of First Subscription and Payment in Full until at the Company´s discretion, by sending a notice to all Debenture holders with a copy to the Trustee or publishing a notice to the Debenture holders under the terms of the Indenture (“Optional Amortization”). The Optional Amortization will be admitted upon payment of the Face Value or the Face Value balance plus: (a) the Interest, calculated on a pro rata temporis basis from the First Subscription and Payment Date or the preceding Interest Payment Date, as applicable, until the effective date of the Optional Amortization, as well as a fine and a default interest, if any; and (b) an amortization premium calculated on the Face Value or the Face Value balance plus Interest, according to the amount set forth herein:

Period for Optional Extraordinary Amortization	Price for Optional Extraordinary Amortization
From the date of First Subscription and Payment in Full until 09.12.2015	0,58%
From 09.13.2015 until 09.12.2016	0,49%
From 09.13.2016 until 09.12.2017	0,39%
From 09.13.2017 until 09.12.2018	0,29%
From 09.13.2018 until Maturity Date	0,25%

(w) Late Charges: At the event of not compliance, by the Company, of any further pecuniary obligation established under the terms of the Indenture, it shall apply over any amount found in default: (i) late charge not compensatory of two percent (2%); and (ii) interest upon default of one percent (1%) per month, calculated pro rata temporis since the event of default until the date of its payment.

5.2.         Authorize the Company’s Board of Executive Officers to perform all acts necessary for the realization, formalization and improvement of the Issue and the Restricted Offering, especially but not limited, as regards the (i) recruitment of the financial institutions authorized to work on capital markets to perform the placement of the of the Debentures of the Restricted Offering (ii) recruitment of further outsourcing agents in connection with the Restricted Offering, as the Fiduciary Agent, the Agent Bank, bookkeeping agent, and legal advisor; and (iii) undertaking of the Indenture Issuance and the placement facilitation agreement of the Debentures.

6.             APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings  were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, September 2nd, 2014. Signatures: Chairman – Jean-Charles Naouri; Secretary – Caio Machado Filho. Jean-Charles Naouri, Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Yves Desjacques, Luiz Aranha Corrêa do Lago, Antoine Marie Lazare Giscard d’Estaing, e Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

São Paulo, September, 2nd, 2014

Caio Machado Filho

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 3, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.